SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Amendment No. 7 to)

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Oxford GlycoSciences Plc
(Name of Subject Company (Issuer))

Celltech Group plc
(Name of Filing Person (Offeror))

American Depositary Shares
Ordinary Shares of 5 pence sterling each
(Title of Class of Securities)

691464101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

John Slater
Celltech Group plc
208 Bath Road
Slough
Berkshire SL13WE
United Kingdom
Tel: 011 44 1753 534 655
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:
Bart Capeci, Esq.
Allen & Overy
One New Change
EC4M 9QQ
London, United Kingdom
Tel: 011 44 207 330 2401
Fax: 011 44 207 330 9999

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$161,249,195.24	$13,045.06

(1)For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the OGS shares and OGS ADSs (each OGS ADS represents one OGS share) to be received by Purchaser, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 56,082,073
OGS shares (including OGS shares represented by OGS ADSs) multiplied by 182 pence per OGS share, the cash consideration being offered per OGS share, which yields (Pounds) 102,069,372.86, converted at the exchange rate on February 27, 2003, of
(Pounds)1=$1.5798, which yields $161,249,195.24.

(2)Sent by wire transfer to the SEC on March 3, 2003.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Field:

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     This Amendment No. 7 amends the Tender Offer Statement on Schedule TO initially filed on March 3, 2003, by Celltech Group plc, a company organized under the laws of England and Wales (the “Offeror”), relating to the third-party tender offer by the Offeror to purchase all of the (i) ordinary shares of 5 pence each of OGS (“OGS Shares”) and (ii) American Depositary Shares, each representing one OGS Share (“OGS ADSs”) and evidenced by American Depositary Receipts (“OGS ADRs”).

     On April 16, 2003, the Offeror issued two press releases related to the third-party tender offer by the Offeror. Copies of the press releases are attached hereto as Exhibits (15)(a) and (16)(a).

ITEM 12. EXHIBITS

EXHIBIT NUMBER	DOCUMENT

*(1) (a)	Offer Document dated March 1, 2003.

*(2) (a)	Letter of Transmittal.

*(3) (a)	Notice of Guaranteed Delivery.

*(4) (a)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(5) (a)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(6) (a)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(7) (a)	Form of Acceptance, Authority and Election.

*(8) (a)	Summary Advertisement in The Wall Street Journal, dated March 3, 2003.

*(9) (a)	Press release related to the third party tender offer by the Offeror dated March 14, 2003.

*(10) (a)	Press release related to the third party tender offer by the Offeror dated March 24, 2003.

*(11) (a)	Press release related to the third party tender offer by the Offeror dated March 26, 2003.

*(12) (a)	Press release related to the third party tender offer by the Offeror dated April 1, 2003.

*(13) (a)	Press release related to the third party tender offer by the Offeror dated April 11, 2003.

*(14) (a)	Press release related to the third party tender offer by the Offeror dated April 14, 2003.

(15) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

(16) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celltech Group plc

By:

/s/ Peter Allen .................................................... Peter Allen Chief Financial Officer

Dated: April 16, 2003

INDEX TO EXHIBITS

Exhibit
Number	Document

*(1)(a)	Offer Document dated March 1, 2003.

*(2)(a)	Letter of Transmittal.

*(3)(a)	Notice of Guaranteed Delivery.

*(4)(a)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(5)(a)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(6)(a)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(7)(a)	Form of Acceptance, Authority and Election.

*(8)(a)	Summary Advertisement in the Wall Street Journal dated March 3, 2003.

*(9)(a)	Press release related to the third party tender offer by the Offeror dated March 14, 2003.

*(10)(a)	Press release related to the third party tender offer by the Offeror dated March 24, 2003.

*(11) (a)	Press release related to the third party tender offer by the Offeror dated March 26, 2003.

*(12) (a)	Press release related to the third party tender offer by the Offeror dated April 1, 2003.

*(13) (a)	Press release related to the third party tender offer by the Offeror dated April 11, 2003.

*(14) (a)	Press release related to the third party tender offer by the Offeror dated April 14, 2003.

(15) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

(16) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*Previously filed.